February 17, 2026

Dustin Shindo
Chief Executive Officer
Pono Capital Four, Inc.
Suite 210, 2nd Floor Windward III, Regatta Office Park, PO Box 500 Grand Cayman, Cayman Islands KY-1106

       Re: Pono Capital Four, Inc.
           Registration Statement on Form S-1
           Filed February 02, 2026
           File No. 333-293120
Dear Dustin Shindo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction